UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amyris, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03236M 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M 10 1	Page 2 of 11

1	NAMES OF REPORTING PERSONS Khosla Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,413,181 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,413,181 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,413,181 shares of Common Stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by Khosla Ventures II, L.P. (“KV II”), Khosla Ventures Associates II, LLC (“KVA II”), Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates III, LLC (“KVA III”), Vinod Khosla (“Khosla”) and VK Services, LLC (“VK Services,” together with KV II, KVA II, KV III, KVA III and Khosla, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,334,985 shares of Common Stock held by KV II and (ii) 78,196 shares of Common Stock held by VK Services and certain affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting Persons. VK Services serves as the manager of KVA II, which serves as the general partner of KV II. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II. Khosla, VK Services and KVA II may be deemed to have indirect beneficial ownership of the shares held by KV II. KVA II holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 45,554,640 shares of the Common Stock reported to be outstanding as of October 28, 2011 as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 9, 2011.

CUSIP No. 03236M 10 1	Page 3 of 11

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,413,181 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,413,181 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,413,181 shares of Common Stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,334,985 shares of Common Stock held by KV II and (ii) 78,196 shares of Common Stock held by VK Services and certain affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting Persons. VK Services serves as the manager of KVA II, which serves as the general partner of KV II. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II. Khosla, VK Services and KVA II may be deemed to have indirect beneficial ownership of the shares held by KV II. KVA II holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 45,554,640 shares of the Common Stock reported to be outstanding as of October 28, 2011 as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 9, 2011.

CUSIP No. 03236M 10 1	Page 4 of 11

1	NAMES OF REPORTING PERSONS Khosla Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 31,667 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 31,667 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,667 shares of Common Stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 25,000 shares of Common Stock held by KV III and (ii) 6,667 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G that are held by an affiliate of the Reporting Persons and subject to the voting and investment control of certain of the Reporting Persons. VK Services serves as the manager of KVA III, which serves as the general partner of KV III. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV III. Khosla, VK Services and KVA III may be deemed to have indirect beneficial ownership of the shares held by KV III. KVA III holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 45,554,640 shares of the Common Stock reported to be outstanding as of October 28, 2011 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 9, 2011.

CUSIP No. 03236M 10 1	Page 5 of 11

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 31,667 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 31,667 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,667 shares of Common Stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 25,000 shares of Common Stock held by KV III and (ii) 6,667 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G that are held by an affiliate of the Reporting Persons and subject to the voting and investment control of certain of the Reporting Persons. VK Services serves as the manager of KVA III, which serves as the general partner of KV III. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV III. Khosla, VK Services and KVA III may be deemed to have indirect beneficial ownership of the shares held by KV III. KVA III holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 45,554,640 shares of the Common Stock reported to be outstanding as of October 28, 2011 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 9, 2011.

CUSIP No. 03236M 10 1	Page 6 of 11

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,533,988 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,533,988 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,988 shares of Common Stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,334,985 shares of Common Stock held by KV II, (ii) 25,000 shares of Common Stock held by KV III, (iii) 109,326 shares of Common Stock held by VK Services, (iv) 58,010 shares of Common Stock held by affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting Persons and (v) 6,667 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G that are held by an affiliate of the Reporting Persons and subject to the voting and investment control of certain of the Reporting Persons. VK Services serves as the manager of KVA II and KVA III, which serves as the general partner of KV II and KV III, respectively. As such, VK Services possesses power to direct the voting and disposition of the shares owned by KV II and KV III and Khosla and VK Services may be deemed to have indirect beneficial ownership of the shares held by KV II and KV III.
(3)	This percentage set forth on the cover sheets are calculated based on 45,554,640 shares of the Common Stock reported to be outstanding as of October 28, 2011 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 9, 2011.

CUSIP No. 03236M 10 1	Page 7 of 11

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,533,988 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,533,988 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,988 shares of Common Stock (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 3,334,985 shares of Common Stock held by KV II, (ii) 25,000 shares of Common Stock held by KV III, (iii) 109,326 shares of Common Stock held by VK Services, (iv) 58,010 shares of Common Stock held by affiliates of the Reporting Persons that are subject to the voting and investment control of certain of the Reporting Persons and (v) 6,667 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G that are held by an affiliate of the Reporting Persons and subject to the voting and investment control of certain of the Reporting Persons. Khosla serves as the manager of VK Services, which serves as the manager of KVA II and KVA III, which serves as the general partner of KV II and KV III, respectively. As such, Khosla possesses power to direct the voting and disposition of the shares owned by KV II and KV III and may be deemed to have indirect beneficial ownership of the shares held by KV II and KV III. Khosla holds no shares of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 45,554,640 shares of the Common Stock reported to be outstanding as of October 28, 2011 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 9, 2011.

CUSIP No. 03236M 10 1	Page 8 of 11

Introductory Note: This Amendment No. 1 to the statement on Schedule 13G amends and restates the statement on Schedule 13G filed on February 9, 2011 and is filed by the Reporting Persons in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Amyris, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

5885 Hollis Street, Suite 100

Emeryville, California 94608

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures II, L.P. (“KV II”)

Khosla Ventures Associates II, LLC (“KVA II”)

Khosla Ventures III, L.P. (“KV III”)

Khosla Ventures Associates III, LLC (“KVA III”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

3000 Sand Hill Road

Building 3, Suite 190

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV II	Delaware, United States of America
KVA II	Delaware, United States of America
KV III	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

03236M 10 1

CUSIP No. 03236M 10 1	Page 9 of 11

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
KV II	3,334,985	0	3,413,181	0	3,413,181	3,413,181	7.5%
KVA II (2)	0	0	3,413,181	0	3,413,181	3,413,181	7.5%
KV III	25,000	0	31,667	0	31,667	31,667	0.1%
KVA III (2)	0	0	31,667	0	31,667	31,667	0.1%
VK Services (2)	109,326	0	3,533,988	0	3,533,988	3,533,988	7.8%
Khosla (2)	0	0	3,533,988	0	3,533,988	3,533,988	7.8%

(1)	Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.
(2)	VK Services serves as the manager of KVA II and KVA III, which serves as the general partner of KV II and KV III, respectively. As such, VK Services possesses power to direct the voting and disposition of certain of the Securities owned by KV II, KV III and certain affiliates of the Reporting Persons and may be deemed to have indirect beneficial ownership of certain of the Securities held by KV II, KV III and such affiliates of the Reporting Persons. KVA II and KVA III hold no Securities of the Issuer directly. Khosla serves as the manager of VK Services. As such, Khosla possesses power to direct the voting and disposition of certain of the Securities owned by KV II, KV III and certain affiliates of the Reporting Persons and may be deemed to have indirect beneficial ownership of certain of the Securities held by KV II, KV III and such affiliates of the Reporting Persons. Khosla holds no Securities of the Issuer directly.
(3)	This percentage set forth on the cover sheets are calculated based on 45,554,640 shares of the Common Stock reported to be outstanding as of October 28, 2011 as set forth in the Issuer’s Form 10-Q as filed with the SEC on November 9, 2011.

CUSIP No. 03236M 10 1	Page 10 of 11

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1: Joint Filing Statement